Exhibit 5.1

200 Clarendon Street Boston, Massachusetts 02116 Tel: +1.617.948.6000 Fax: +1.617.948.6001 www.lw.com FIRM / AFFILIATE OFFICES
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June 20, 2023

Desktop Metal, Inc.
63 3rd Avenue
Burlington, Massachusetts 01803

Re:Registration Statement on Form S-3

To the addressee set forth above:

We have acted as special counsel to Desktop Metal, Inc., a Delaware corporation (the “Company”), in connection with the resale from time to time by the selling stockholders named in the Registration Statement (as defined below) of up to 444,793 shares (the “Shares”) of the Company’s Class A common stock, par value $0.0001 per share (“Common Stock”), and the associated rights to acquire Common Stock (“Rights”) issued pursuant to the Rights Agreement, dated May 26, 2023 (the “Rights Agreement”), between the Company and Continental Stock Transfer & Trust Company, as rights agent. The Shares and associated Rights are included in a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Act”), filed with the Securities and Exchange Commission (the “Commission”) on the date hereof (the “Registration Statement”). This opinion is being furnished in connection with the requirements of Item 601(b)(5) of Regulation S-K under the Act, and no opinion is expressed herein as to any matter pertaining to the contents of the Registration Statement or related Prospectus, other than as expressly stated herein with respect to the issue of the Shares and the associated Rights.

As such counsel, we have examined such matters of fact and questions of law as we have considered appropriate for purposes of this letter. With your consent, we have relied upon certificates and other assurances of officers of the Company and others as to factual matters without having independently verified such factual matters. We are opining herein as to the General Corporation Law of the State of Delaware, and we express no opinion with respect to any other laws.

Subject to the foregoing and the other matters set forth herein, it is our opinion that, as of the date hereof, the Shares and associated Rights have been duly authorized by all necessary corporate action of the Company and are validly issued, and the Shares are fully paid and nonassessable.

This letter assumes, with your consent, that the Board of Directors of the Company has acted in accordance with its fiduciary duties in adopting the Rights Agreement, and does not address whether the Board of Directors may be required to redeem or terminate, or take other action with respect to, the Rights in the future based on the facts and circumstances then existing. Moreover, this letter addresses corporate procedures in connection with the issuance of the Rights associated with the Shares, and not any particular provision of the Rights or the Rights

June 20, 2023

Agreement. It should be understood that it is not settled whether the invalidity of any particular provision of a rights agreement or of rights issued thereunder would result in invalidating in their entirety such rights.

This opinion is for your benefit in connection with the Registration Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Act. We consent to your filing this opinion as an exhibit to the Registration Statement and to the reference to our firm in the Prospectus under the heading “Legal Matters.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Sincerely,
/s/ Latham & Watkins LLP